EXHIBIT 99.1

TRX Gold Advances Larger Mine Development at Buckreef Gold

Defining the path toward a significant gold operation

TORONTO, April 11, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to provide an update on the advancement of the larger Buckreef Gold mine development project, in which ongoing work on a number of different fronts will allow the Company to grow the currently producing Buckreef Gold Mine to a significant operation.

Update highlights:

  Geotechnical characterization has been ongoing as both consultants, SGS Canada and Terrane Geoscience, industry experts in geology, engineering and rock mechanics, have been to the Buckreef Gold project site over the past 4 weeks to complete their field work and drill hole analyses. This work will, in the near term, help optimize pit slopes to enhance the mining plan and reduce waste rock mining.
  The metallurgical variability studies focusing on the project’s next 5 to 7 years have continued to advance. Drill core from a total of 18 metallurgical holes (2,367 meters) along the entire strike of the Buckreef Main deposit have now been received by SGS in South Africa for metallurgical testing. Results from these studies will inform the Buckreef team in the mid- to long-term, which processing flowsheet is the most efficient, effective and profitable for the larger project. In the near term, this work will help determine whether sulphide ore material can be processed through Buckreef Gold’s current processing plant. The results of this work will be fully incorporated into future Technical Reports and economic analysis.
  The Company expects to release drill results from the Anfield and Eastern Porphyry zones in the next few weeks.

“The Company is committed to growing its Buckreef Gold Mine into a significant operation. Therefore, I am pleased to inform the market of the successful completion of SGSC - Terrane Geosciences geotechnical fieldwork, and the dispatch of the 18-hole metallurgical samples to SGS in South Africa for variability analysis,” commented Stephen Mullowney, TRX Gold Chief Executive Officer. “Both pieces of work are cornerstones for the larger project development and help set the stage for the next big growth phase.”

As previously announced by way of press release on December 12, 2022, highlights of the metallurgical drilling included:

  Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;
  Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;
  Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;
  Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and
  Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Results from both the metallurgical and geotechnical programs are expected by end of Q4 2023.

The Buckreef Gold property consists of a 16 km2 land package located along the prolific Lake Victoria Greenstone Belt in the Geita region of Tanzania, approximately 110 km from the city of Mwanza and about 45 km to the west of Barrick Gold’s Bulyanhulu gold mine (196,000 oz in 2022) and nearly 35 km south from AngloGold Ashanti’s flagship Geita mine (521,000 oz in 2022).

The Buckreef Gold Mine has been operating since late 2021 and in the last 12 months, has undergone two successful mill expansions. In 2023, Buckreef Gold is expected to produce between 20,000 - 25,000 ounces at total average cash costs1 of $750 - $850 per ounce, thanks to its high margin, open-pit nature. The TRX Gold team is currently working on a third mill expansion that is aimed at doubling current processing capacity, which is expected to positively impact the number of ounces produced in fiscal 2024.

In the long-term, the Buckreef Mine Development Project described above is aimed at growing the Buckreef Gold mining operation to a significant gold producer in the Tanzanian landscape.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended November 30, 2022, as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2022. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.TRXGold.com.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to estimation of mineral resources and gold production, specifically, the short and long term projected production rates and average cash costs per ounce, timing of the results from the metallurgical and geotechnical programs.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators. You can review and obtain copies of these filings from the SEC's website at www.sec.gov and the Company’s profile on www.sedar.com.

Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which may differ from SEC reporting standards.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

1 Refer to “Non-IFRS Performance Measures” section.